SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 9)1

                                Tandycrafts, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    875386104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 21, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 25 Pages)
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                     ------------------------------
CUSIP No. 875386104                  13D          Page 2 of 25 Pages
-----------------------------                     ------------------------------

================================================================================
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                      (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           1,537,100
  OWNED BY       ---------------------------------------------------------------
    EACH            8         SHARED VOTING POWER
 REPORTING
PERSON WITH                            123,000**
                 ---------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       1,537,100
                 ---------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       123,000**
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     1,660,100
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.4%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Pursuant to the terms of the Settlement Agreement dated November 21, 2000, the Issuer is obligated to issue an aggregate of 123,000 Shares of Common Stock to Steel Partners II, L.P. and Newcastle Partners, L.P.

-----------------------------                     ------------------------------
CUSIP No. 875386104                  13D          Page 3 of 25 Pages
-----------------------------                     ------------------------------

================================================================================
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           1,537,100
  OWNED BY
    EACH          --------------------------------------------------------------
 REPORTING          8         SHARED VOTING POWER
PERSON WITH
                                       123,000**
                 ---------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       1,537,100
                 ---------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       123,000**
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     1,660,100
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.4%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Pursuant to the terms of the Settlement Agreement dated November 21, 2000, the Issuer is obligated to issue an aggregate of 123,000 Shares of Common Stock to Steel Partners II, L.P. and Newcastle Partners, L.P.

-----------------------------                     ------------------------------
CUSIP No. 875386104                  13D          Page 4 of 25 Pages
-----------------------------                     ------------------------------

================================================================================
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           264,200
  OWNED BY    ------------------------------------------------------------------
    EACH            8         SHARED VOTING POWER
 REPORTING
PERSON WITH                            123,000**
              ------------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       264,200
              ------------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       123,000**
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     387,200
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.1%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Pursuant to the terms of the Settlement Agreement dated November 21, 2000, the Issuer is obligated to issue an aggregate of 123,000 Shares of Common Stock to Steel Partners II, L.P. and Newcastle Partners, L.P.

-----------------------------                     ------------------------------
CUSIP No. 875386104                  13D          Page 5 of 25 Pages
-----------------------------                     ------------------------------

================================================================================
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           264,200
  OWNED BY
    EACH          --------------------------------------------------------------
 REPORTING          8         SHARED VOTING POWER
PERSON WITH
                                       123,000**
                  --------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       264,200
                  --------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       123,000**
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     387,200
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.1%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Pursuant to the terms of the Settlement Agreement dated November 21, 2000, the Issuer is obligated to issue an aggregate of 123,000 Shares of Common Stock to Steel Partners II, L.P. and Newcastle Partners, L.P.

-----------------------------                     ------------------------------
CUSIP No. 875386104                  13D          Page 6 of 25 Pages
-----------------------------                     ------------------------------

================================================================================
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    GLEN KASSAN
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           - 0 -
  OWNED BY        --------------------------------------------------------------
    EACH            8         SHARED VOTING POWER
 REPORTING
PERSON WITH                            - 0 -
                  --------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       - 0 -
                  --------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       - 0 -
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                     ------------------------------
CUSIP No. 875386104                  13D          Page 7 of 25 Pages
-----------------------------                     ------------------------------



         The following  constitutes  Amendment No. 9 ("Amendment  No. 9") to the
Schedule 13D filed by the undersigned (the "Schedule 13D"). Except as specifically set forth by this Amendment No. 9, the Schedule 13D, as amended, remains in full force and effect.

  Item 2 is amended to add the following paragraph:

         In connection with the Settlement Agreement (as defined in Item 4), the Reporting Persons, the Issuer and the members of the Issuer's Board of Directors have agreed that three members of The Tandycrafts Full Value Committee, Warren
G. Lichtenstein, Mark E. Schwarz and Glen Kassan, will be appointed to the Issuer's Board of Directors, and Jack Kahl and R.E. Cox, III will resign from the Issuer's Board of Directors. Accordingly, on November 21, 2000, The
Tandycrafts Full Value Committee was disbanded, and therefore The Tandycrafts Full Value Committee, James R. Henderson, Harold Smith and Steven Wolosky are no longer Reporting Persons.

  Item 3 is amended to add the following paragraph:

         In consideration of the execution of the Settlement Agreement, the Issuer is obligated to issue an aggregate of 123,000 Shares of Common Stock to Steel Partners II and Newcastle.

  Item 4 is amended to add the following paragraphs:

         On November 21, 2000, the Reporting Persons entered into a Settlement Agreement with the Issuer and the members of the Issuer's Board of Directors (the "Settlement Agreement"), a copy of which is attached hereto as Exhibit 12. The Settlement Agreement provides, among other things, for the Reporting Persons, James R. Henderson, Harold Smith and Steven Wolosky to refrain from soliciting proxies or consents from the Issuer's stockholders, forming a group or pursuing transactions with or including the Issuer or its securities, other than those approved by the Issuer's Board of Directors, until May 21, 2000. The parties have also agreed to take all steps necessary to dismiss certain lawsuits filed by the Issuer against certain of the Reporting Persons in the State of Texas, and by Steel Partners II against the Issuer and members of the Issuer's Board of Directors in the State of Delaware. In addition, the number of directors on the Issuer's Board of Directors will be reduced to six, and Warren
G. Lichtenstein, Mark E. Schwarz and Glen Kassan will be elected as directors of the Issuer to replace Jack Kahl and R.E. Cox, III, who shall resign. The Board of Directors will then create an Advisory Committee of ex-officio directors to serve for such term as determined by a vote of four members of the Board of Directors. The Advisory Committee will consist of Messrs. Kahl and Cox, and their activities will be limited to client relationship issues. The Issuer has also agreed to issue an aggregate of 123,000 Shares of Common Stock to Steel Partners II and Newcastle in consideration of the execution of the Settlement Agreement.

-----------------------------                     ------------------------------
CUSIP No. 875386104                  13D          Page 8 of 25 Pages
-----------------------------                     ------------------------------



         On November 22, 2000, the Issuer and the Reporting Persons issued a joint press release announcing the execution of the Settlement Agreement (the "Joint Press Release"), a copy of which is attached hereto as Exhibit 13. Reference is made to Exhibit 13 for the complete text of the Joint Press Release.

  Item 5 is hereby amended and restated in its entirety to read as follows:

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) and (b) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 12,280,897 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's preliminary proxy statement dated October 19, 2000.

         As of the close of business on November 21, 2000, Steel Partners II beneficially owns 1,660,100 Shares of Common Stock, including the 123,000 Shares of Common Stock issuable under the Settlement Agreement, constituting approximately 13.4% of the Shares outstanding. Mr. Lichtenstein beneficially owns 1,660,100 Shares, including the 123,000 Shares of Common Stock issuable under the Settlement Agreement, representing approximately 13.4% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to 1,537,100 of the Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

         As of the close of business on November 21, 2000, Newcastle beneficially owns 387,200 Shares of Common Stock, including the 123,000 Shares of Common Stock issuable under the Settlement Agreement, constituting approximately 3.1% of the Shares outstanding. Mr. Schwarz beneficially owns 387,200 Shares, including the 123,000 Shares of Common Stock issuable under the Settlement Agreement, representing approximately 3.1% of the Shares outstanding. Mr. Schwarz has sole voting and dispositive power with respect to 264,200 of the Shares owned by Newcastle by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

-----------------------------                     ------------------------------
CUSIP No. 875386104                  13D          Page 9 of 25 Pages
-----------------------------                     ------------------------------


In consideration of the execution of the Settlement Agreement, the Issuer is obligated to issue an aggregate of 123,000 Shares of Common Stock to Steel Partners II and Newcastle. The distribution of such 123,000 Shares between Steel Partners II and Newcastle has not yet been determined. Accordingly, Steel Partners II, Newcastle and Messrs. Lichtenstein and Schwarz may be deemed to share voting and dispositive power with respect to the 123,000 Shares.

         As of the close of business on November 21, 2000, Mr. Kassan beneficially owns no Shares of Common Stock.

         (c) Since the filing of Amendment No. 8, the Reporting Persons have not engaged in any transactions involving Shares of Common Stock of the Issuer other than the Settlement Agreement pursuant to which the Issuer is obligated to issue an aggregate of 123,000 Shares of Common Stock to Steel Partners II and Newcastle.

         (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

         (e) Not applicable.

  Item 6 is amended to add the following paragraph:

         On November 21, 2000, the Reporting Persons entered into the Settlement Agreement, a copy of which is attached hereto as Exhibit 12. See Item 4 for a brief description of the Settlement Agreement.

  Item 7 is  hereby  amended  to add the  following  items  as  exhibits  to the
Schedule 13D:

         12. Settlement Agreement dated as of November 21, 2000 by and among Tandycrafts, Inc., R.E. Cox, III, Sheldon Stein, Michael
                  J. Walsh, Jack Kahl, Colon Washburn, Joe K. Pace, Steel Partners II, L.P., Warren G. Lichtenstein, Steven Wolosky, Mark E. Schwarz, James R. Henderson, Glen Kassan, Harold Smith, Newcastle Partners, L.P. and The Tandycrafts Full Value Committee.

         13.      Joint Press Release dated November 22, 2000.

-----------------------------                     ------------------------------
CUSIP No. 875386104                  13D          Page 10 of 25 Pages
-----------------------------                     ------------------------------


                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   November 29, 2000                  STEEL PARTNERS II, L.P.

                                            By:      Steel Partners, L.L.C.
                                                     General Partner

                                            By: /s/ Warren G. Lichtenstein
                                               ---------------------------------
                                                     Warren G. Lichtenstein
                                                     Chief Executive Officer

                                               /s/ Warren G. Lichtenstein
                                            ------------------------------------
                                            Warren G. Lichtenstein


                                            NEWCASTLE PARTNERS, L.P.

                                            By: /s/ Mark E. Schwarz
                                               ---------------------------------
                                                 Mark E. Schwarz
                                                 General Partner



                                               /s/ Mark E. Schwarz
                                            ------------------------------------
                                            Mark E. Schwarz



                                               /s/ Glen Kassan
                                            ------------------------------------
                                            Glen Kassan

-----------------------------                     ------------------------------
CUSIP No. 875386104                  13D          Page 11 of 25 Pages
-----------------------------                     ------------------------------


                                  EXHIBIT INDEX
                                  -------------


Exhibit                                                                   Page
-------                                                                   ----
Settlement Agreement dated as of November 21, 2000                        12-23
by and among Tandycrafts, Inc., R.E. Cox, III,
Sheldon Stein, Michael J. Walsh, Jack Kahl, Colon
Washburn, Joe K. Pace, Steel Partners II, L.P.,
Warren G. Lichtenstein, Steven Wolosky, Mark E.
Schwarz, James R. Henderson, Glen Kassan, Harold
Smith, Newcastle Partners, L.P. and The
Tandycrafts Full Value Committee.

Joint Press Release dated November 22, 2000.                              24-25

-----------------------------                     ------------------------------
CUSIP No. 875386104                  13D          Page 12 of 25 Pages
-----------------------------                     ------------------------------


                              SETTLEMENT AGREEMENT

         SETTLEMENT AGREEMENT, dated as of November 21, 2000, by and among Tandycrafts, Inc., a Delaware corporation ("Tandycrafts" or the "Company"), R.E. Cox, III ("Cox"), Sheldon Stein ("Stein"), Michael J. Walsh ("Walsh"), Jack Kahl ("Kahl"), Colon Washburn ("Washburn") and Joe K. Pace ("Pace") (collectively, Tandycrafts, Cox, Stein, Walsh, Kahl, Washburn and Pace, are referred to herein as the "Tandycrafts Parties"), Steel Partners II, L.P., a Delaware limited partnership ("Steel"), Warren G. Lichtenstein ("Lichtenstein"), Steven Wolosky ("Wolosky"), Mark E. Schwarz ("Schwarz"), James R. Henderson ("Henderson"), Glen Kassan ("Kassan"), Harold Smith ("Smith"), Newcastle Partners, L.P., a Texas limited partnership ("Newcastle"), and The Tandycrafts Full Value Committee (collectively, Steel, Lichtenstein, Wolosky, Schwarz, Henderson, Kassan, Smith, Newcastle and the Full Value Committee are referred to herein as the "Steel Parties").

         WHEREAS, Steel beneficially owns an aggregate of 1,537,100 shares and Newcastle beneficially owns an aggregate of 264,200 shares of common stock of Tandycrafts, $1.00 par value ("Common Stock");

         WHEREAS, the Steel Parties have (i) notified Tandycrafts, in letters dated June 5, 2000 and September 18, 2000, of their intention to nominate and solicit proxies in support of six candidates to stand for election to the
Tandycrafts Board of Directors ("Board") at Tandycrafts's 2000 Annual Stockholders Meeting (the "Nomination Notice") and (ii) filed materials with the Securities and Exchange Commission ("SEC") in order to solicit proxies to vote at the Tandycrafts' 2000 Annual Stockholders Meeting ("Annual Meeting") in order to elect a slate of nominees pursuant to the Nomination Notice (the "Steel Proxy Solicitation");

         WHEREAS, the Steel Parties have (i) purported to deliver consents to the Company with respect to the removal of the existing members of the Tandycrafts Board of Directors and elect directors in their place without a meeting of the Tandycrafts stockholders and (ii) filed materials with the SEC in order to solicit consents to remove and replace directors of the Company without a meeting of Tandycrafts Stockholders (the "Steel Consent Solicitation");

         WHEREAS, Tandycrafts has filed a lawsuit against certain of the Steel Parties in the United States District Court in the Northern District of Texas entitled TANDYCRAFTS, INC. V. STEEL PARTNERS II, L.P., WARREN G. LICHTENSTEIN, NEWCASTLE PARTNERS AND MARK E. SCHWARZ, C.A. CV1838-L, alleging violations of certain securities laws and other allegations (the "Tandycrafts Litigation"), and Steel has filed a lawsuit against the Tandycrafts Parties in the New Castle County Court of Chancery of the State of Delaware, entitled STEEL PARTNERS II, L.P., V. TANDYCRAFTS, INC., MICHAEL J. WALSH, R.E. COX III, JOE K. PACE, SHELDON STEIN, COLON WASHBURN AND JACK KAHL, C.A. No. 18326NC, amended November 1, 2000, in response thereto and relating to other issues (the "Steel Litigation");

         WHEREAS, the Tandycrafts Parties and the Steel Parties have determined that the interests of Tandycrafts and its shareholders, and the interests of the Steel Parties, would best

-----------------------------                     ------------------------------
CUSIP No. 875386104                  13D          Page 13 of 25 Pages
-----------------------------                     ------------------------------

be served by (i) avoiding the substantial expense and disruption that could be expected to result from the Steel Proxy and Consent Solicitations, the Steel Litigation and the Tandycrafts Litigation, (ii) nominating the persons as set forth herein for election as directors of Tandycrafts, (iii) terminating the Steel Litigation and the Tandycrafts Litigation and (iv) the receipt of other agreements, covenants, rights and benefits as provided herein.

         NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

         Section 1. Representations, Warranties and Covenants of the Tandycrafts Parties. Each of the Tandycrafts Parties hereby represents, warrants and agrees that (a) each of the Tandycrafts Parties has full legal right, power and authority to execute, deliver and perform this Agreement, and consummate the transactions contemplated hereby, (b) the execution and delivery of this Agreement, and the consummation by Tandycrafts of the transactions contemplated hereby have been duly authorized by all necessary corporate actions, and (c) this Agreement constitutes valid, legal and binding obligations of each of the Tandycrafts Parties, enforceable against each such party in accordance with its terms, except that such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium (whether general or specific) or other laws now or hereafter in effect.

         Section 2. Representations, Warranties and Covenants of the Steel Parties. Each of the Steel Parties hereby represents, warrants and agrees that
(a) each of the Steel Parties has full legal right, power and authority to execute, deliver and perform this Agreement, and consummate the transactions contemplated hereby, (b) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate actions, and (c) this Agreement constitutes valid, legal and binding obligations of each of the Steel Parties, enforceable against each such party in accordance with its terms, except that such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium (whether general or specific) or other laws now or hereafter in effect.

         Section 3. Board Composition;  Related Matters.

         3.1 On the date of this Settlement Agreement, (a) the Tandycrafts Parties shall cause the number of directors on the Tandycrafts Board of Directors to be fixed at six (6) directors, (b) Messrs. Kahl and Cox shall resign from the Tandycrafts Board of Directors and (c) the Tandycrafts Parties who remain as members of the Tandycrafts Board of Directors shall elect Messrs. Lichtenstein, Schwarz and Kassan to the Tandycrafts Board of Directors to replace the resigning directors. The Tandycrafts Board of Directors shall also create an Advisory Committee of ex-officio directors to serve for such term as determined by a vote of four members of the Tandycrafts Board of Directors. The Advisory Committee shall consist of Messrs. Cox and Kahl, and their activities shall be limited to client relationship issues. Copies of the minutes of the Advisory Committee shall be made available to all members of the Board. The Tandycrafts Parties and the Steel Parties agree that except with respect to the actions contemplated by Section 3.2 of this Agreement, no action of the Board may be taken without the

-----------------------------                     ------------------------------
CUSIP No. 875386104                  13D          Page 14 of 25 Pages
-----------------------------                     ------------------------------

affirmative vote of four (4) directors. The composition of any other Committee of the Board shall require the affirmative vote of four (4) directors.

         3.2 On the date of this Settlement Agreement or as soon as practicable thereafter, the Tandycrafts Parties agree that they shall cause the Company to issue to Steel and Newcastle an aggregate of 123,000 shares of Tandycrafts common stock. Steel and Newcastle shall designate the number of shares each shall be issued simultaneously with the execution of this Settlement Agreement, which shares shall be deemed fully paid and non-assessable. Simultaneously with the execution of this Settlement Agreement, the Tandycrafts Parties shall have caused the Board to amend the Company's Shareholder Rights Plan (the "Rights Plan") to permit the issuance of such shares without any Steel Parties being considered "Acquiring Persons" under the Rights Plan as a result of such issuance (but that the acquisition of beneficial ownership by the Steel Parties of any additional shares of the Company's common stock shall result in the Steel Parties being considered "Acquiring Persons" as provided for under the provisions of the Plan). Except for such amendment, the Rights Plan has not been amended since March 1, 2000 and the By-laws of the Company have not been amended since March 16, 1997. In addition, simultaneously with the execution of this Settlement Agreement, the Tandycrafts Parties shall have caused the Board to pass a resolution providing that the issuance of the Company's shares to Steel and Newcastle as contemplated hereunder shall not have caused the Steel Parties to become an "interested stockholder" for purposes of Delaware General Corporation Law ("DGCL") Section 203. In consideration for the issuance of such shares, the Steel Parties agree that (a) at least two (2) members of the Board shall be independent of the Steel Parties (the "Independent Directors") and (b) in the event the Steel Parties acquire beneficial ownership of any additional share or shares of the Company without the prior approval of the Independent Directors, they will be bound by and subject to the provisions of DGCL Section 203 as if they had otherwise become an "interested stockholder" for purposes of DGCL Section 203 by virtue of such acquisition.

         3.3 The Tandycrafts Parties shall cause Tandycrafts to (a) set December 11, 2000 as the record date for the Annual Meeting, (b) set January 17, 2001 as the date of the Annual Meeting and (c) nominate a new slate of six directors for election by the stockholders to the Board at the Annual Meeting. Such slate shall consist of three persons selected by the Tandycrafts Parties, who shall be Messrs. Washburn, Stein and Walsh (the "Tandycrafts Nominees") and three persons selected by the Steel Parties, who shall be Messrs. Lichtenstein, Schwarz and Kassan (the "Steel Nominees"). The parties hereto agree that none of Messrs. Kahl, Cox, Pace, Henderson, Smith or Wolosky shall stand for election as a director at the Annual Meeting.

         3.4 If any Tandycrafts Nominee or Steel Nominee elects not to stand for election to the Board at the Annual Meeting, then the party hereto that selected such nominee shall have the right to select a new person at the Annual Meeting to be that party's nominee. In addition, if a Tandycrafts Nominee or a Steel Nominee ceases to serve as a member of the Board by reason of death, resignation, removal, disqualification or for any other reason, prior to expiration of the Standstill Period (as defined below), then such vacancy on the Board shall be filled by the party hereto that originally selected such nominee. A director selected by either the Tandycrafts Parties or the Steel Parties to fill such a vacancy shall hold office until such director's successor shall have been duly elected and qualified.

-----------------------------                     ------------------------------
CUSIP No. 875386104                  13D          Page 15 of 25 Pages
-----------------------------                     ------------------------------

         3.5 The Steel Parties and their Affiliates and Associates (as such terms are defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), and the Tandycrafts Parties, shall publicly support and recommend that Tandycrafts shareholders vote for the election of each of the Steel Nominees and Tandycrafts Nominees at the Annual Meeting, and each of the Steel Parties and the Tandycrafts Parties shall vote, and shall cause their Affiliates and Associates to vote, all shares of Common Stock which they are entitled to vote at the Annual Meeting (including as proxies) in favor of the election of each of the Steel Nominees and the Tandycrafts Nominees and such votes shall not be revoked in any manner. The Company agrees that it shall publicly support and recommend that Tandycrafts shareholders vote for the election of each of the Steel Nominees and Tandycrafts Nominees at the Annual Meeting, and shall cause its designated proxy holders to vote in favor of the election of each of the Steel Nominees and the Tandycrafts Nominees with respect to any valid proxy received by the Company and such votes shall not be revoked for the Annual Meeting for which no contrary voting instructions are specifically provided by the holders of such shares.

         3.6 At the first meeting of the Board following the expiration of the Standstill Period (as hereinafter defined), unless the Tandycrafts Board of Directors by an affirmative vote of four (4) directors determines to do so at an earlier date, the Board shall retain a nationally recognized investment banking firm to explore all strategic alternatives relating to Tandycrafts.

         3.7 The Tandycrafts Parties and the Steel Parties agree that (a) the Company shall be bound by and honor all agreements, contracts and commitments with the officers listed on Schedule I hereto (the "Officers") and shall not contest the validity or enforceability of any such agreement, contract or commitment, but shall be entitled to enforce the provisions thereof in accordance with their terms and (b) in the event the Company does not honor such agreements, contracts or commitments, the Company shall be required to pay the legal fees and expenses incurred by the Officers to enforce such agreements, contracts or commitments.

         Section 4. Settlement of Litigation.

         4.1 As promptly as  practicable  after the execution of this  Agreement
(a) Tandycrafts Parties shall take all steps necessary to dismiss, as to those members of the Steel Parties who are defendants therein, the Tandycrafts Litigation, without prejudice, and without costs or expenses and (b) Steel Parties shall take all steps necessary to dismiss, as to those members of the Tandycrafts Parties who are defendants therein, the Steel Litigation without prejudice, and without costs or expenses.

         4.2 The Steel Parties and the Tandycrafts Parties agree that during the Standstill Period neither party will commence against the other party any litigation or any other action or proceeding relating in any way to Tandycrafts, except with respect to any breach of this Agreement.

         4.3 Effective upon execution of this Agreement, the Steel Parties irrevocably withdraw their Nomination Notice and agree to terminate the Steel Proxy Solicitation and Consent Solicitation.

-----------------------------                     ------------------------------
CUSIP No. 875386104                  13D          Page 16 of 25 Pages
-----------------------------                     ------------------------------

         Section 5. Standstill Period.

         5.1 Each of the Steel Parties, on the one hand, and each of the Tandycrafts Parties, on the other hand, agree that, without the prior written consent of four (4) members of the Board or as otherwise contemplated by Sections 3.2, 3.3, 3.4 and 3.5 of this Settlement Agreement, it shall not during the period from the date hereof until six months from the date of this Agreement (the "Standstill Period"), directly or indirectly:

         (a) acquire or agree, offer, seek or propose to acquire, or cause to be acquired, ownership (including, but not limited to, beneficial ownership as defined in Rule 13d-3 under the Exchange Act) of any of the assets or businesses of Tandycrafts or its subsidiaries or any securities of Tandycrafts or its subsidiaries (including, without limitation, any debt, equity or convertible securities) or any rights or options to acquire any such ownership from any Person (as defined below);

         (b) make, or in any way participate in, any "solicitation" of "proxies" (as such terms are used in the proxy rules of the SEC) to vote or consent, or seek to advise or influence in any manner whatsoever any Person with respect to the voting of any securities of Tandycrafts or seek to call or hold any meeting of the shareholders;

         (c) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) (other than with the Steel Parties) or enter into any voting trust agreement with respect to any voting securities of Tandycrafts;

         (d) arrange, or in any way participate in, any financing for the purchase of any voting securities or securities convertible or exchangeable into exercisable for any voting securities or assets of Tandycrafts;

         (e) otherwise act, whether alone or in concert with others, to seek to propose to Tandycrafts, or any of its stockholders, any merger, business combination, restructuring, recapitalization or similar transaction to or with Tandycrafts or otherwise act, whether alone or in concert with others, to seek to control, change or influence the stockholders, Board, management or policies of Tandycrafts, or nominate any Person as a director or officer of Tandycrafts, or seek to call or hold any meeting of Tandycrafts stockholders;

         (f) solicit, negotiate with, or provide any information to, any Person with respect to a merger, business combination, exchange offer or liquidation of Tandycrafts or any other acquisition of Tandycrafts, any acquisition of securities of or all or any portion of the assets of Tandycrafts or any other similar transaction;

         (g) make any proposal to be considered and/or voted upon at any meeting the stockholders of Tandycrafts, discuss or communicate with respect to any matter related to the business and affairs of Tandycrafts with the stockholders of Tandycrafts;

         (h)   announce  an  intention   to,  or  enter  into  any   discussion,
      negotiations, arrangements or understandings with any third party with respect to, any of the foregoing matters;

-----------------------------                     ------------------------------
CUSIP No. 875386104                  13D          Page 17 of 25 Pages
-----------------------------                     ------------------------------

         (i) disclose any intention, plan or arrangement inconsistent with any of the foregoing provisions; or

         (j) advise, assist, encourage or participate with any other Person in connection with action inconsistent with any of the foregoing provisions.

         "Person" shall mean any natural person, corporation, association, partnership (general or limited), joint venture, trust, estate, limited liability company, government or any agency or political subdivision thereof, or any other legal entity or organization. Section 6. Miscellaneous.

         6.1 Severability. If any provision of this Settlement Agreement shall be held invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision and shall not in any manner render invalid or unenforceable any other provisions of this Settlement Agreement.

         6.2 Governing Law. This Settlement Agreement and the rights and duties of the parties hereto shall be governed by and construed in accordance with the internal laws of the State of Delaware without regard to principles of conflicts of law.

         6.3 Entire Agreement. This Settlement Agreement and any and all other documents delivered in connection herewith set forth the entire understanding of the parties in respect to the transactions contemplated herein and supersede all prior agreements, arrangements and understandings, written or oral, relating to the subject matter hereof. Each party hereto has retained independent counsel and such counsel has advised each party with respect to the subject matter of this Settlement Agreement, and except as set forth herein, no party is relying upon any representations or statements of any other party.

         6.4 Equitable Relief. The parties hereto agree that irreparable damage would occur in the event any provision of this Settlement Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

         6.5 Amendments and Waivers to be in Writing. This Settlement Agreement may not be amended, modified or changed, and none of the terms, covenants, representations, warranties or conditions hereof may be waived, except by a written instrument signed by the party against whom enforcement of any amendment, change or modification is sought, or in the case of a waiver, by the party waiving compliance. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce same.

-----------------------------                     ------------------------------
CUSIP No. 875386104                  13D          Page 18 of 25 Pages
-----------------------------                     ------------------------------

         6.6 Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) when personally delivered or delivered by telecopy (with confirmation of transmission) on a business day during normal business hours at the address or number designated below or (b) on the business day following the date of mailing by overnight courier, fully prepaid, addressed to such address, whichever shall first occur. The addresses for such communications shall be:

         If to Tandycrafts or any of the Tandycrafts Parties:

                     Tandycrafts, Inc.
                     1400 Everman Parkway
                     Fort Worth, Texas  76140
                     Attention: Russell L. Price
                     Telecopy:  (817) 551-9795

         with a copy to:

                     Cadwalader, Wickersham & Taft
                     100 Maiden Lane
                     New York, New York 10038
                     Attention: Dennis J. Block, Esq.
                     Telecopy:  (212) 504-6666

         If to The Steel Parties:

                     Warren Lichtenstein
                     Steel Partners II, L.P.
                     150 East 52nd Street, 21st Floor
                     New York, New York 10022
                     Telecopy:  (212) 813-2198

         with a copy to:

                     Olshan Grundman Frome Rosenzweig & Wolosky LLP 505 Park Avenue
                     New York, New York 10022
                     Attention: Steve Wolosky, Esq.
                     Telecopy:  (212) 980-7177

Any party hereto may from time to time change its address for notices under this
Section 6.6 by giving at least 10 days' written notice of such changed address to the other parties hereto in accordance with the notice provisions set forth in this Section 6.6.

         6.7 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof.

-----------------------------                     ------------------------------
CUSIP No. 875386104                  13D          Page 19 of 25 Pages
-----------------------------                     ------------------------------

         6.8 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

         6.9 Further Assurances. The parties hereto shall execute and deliver such further documents and do such further acts as any party hereto shall reasonably require in order to assure and confirm to the parties hereto the rights hereby created or to facilitate the full performance of the terms of this Agreement.

         6.10 Counterparts. This Agreement may be executed in as many counterparts as may be deemed necessary or convenient, and by the different parties hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all of which such counterparts shall constitute but one and the same agreement. A facsimile signature shall be deemed an original.

         6.11 Assignment. Neither this Agreement nor any rights hereunder may be assigned by any party in whole or in part, without the prior written consent of the other parties hereto.

         6.12  Expenses.  Except for the  issuance of the shares as set forth in
Section 3.2, each party shall pay its own costs incident to any matters relating to (a) this Agreement, (b) the Tandycrafts Litigation, (c) the Steel Litigation,
(d) any of the Steel Parties' investment in Tandycrafts, (e) any expenses relating to election of directors to the Board (except with respect to the election of directors as contemplated by Section 3 of this Agreement) or (f) any other matter relating to Tandycrafts. Notwithstanding the foregoing, in the event of a dispute regarding the performance of this Agreement, the non-prevailing party shall reimburse the prevailing party the amount the prevailing party's reasonable attorney's fees, cost and expenses, in addition to any other relief to which the prevailing party may be entitled.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement or have caused this Agreement to be duly executed by their respective authorized officers as of the date hereof.

                                              TANDYCRAFTS, INC.



                                          By: /s/ Michael J. Walsh
                                             -----------------------------------
                                              Name:
                                              Title:


                                          R.E. COX, III


                                          /s/ R.E. Cox, III
                                          --------------------------------------

-----------------------------                     ------------------------------
CUSIP No. 875386104                  13D          Page 20 of 25 Pages
-----------------------------                     ------------------------------



                                          SHELDON STEIN



                                          /s/ Sheldon Stein
                                          --------------------------------------


                                          MICHAEL J. WALSH



                                          /s/ Michael J. Walsh
                                          --------------------------------------


                                          JACK KAHL



                                          /s/ Jack Kahl
                                          --------------------------------------


                                          COLON WASHBURN



                                          /s/ Colon Washburn
                                          --------------------------------------


                                          JOE K. PACE



                                          /s/ Joe K. Pace
                                          --------------------------------------



                                          THE STEEL PARTIES

                                          STEEL PARTNERS II, L.P.

                                          By: Steel Partners, L.L.C.,
                                              General Partner



                                          By: /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             Name:  Warren Lichtenstein
                                             Title:   Chairman

-----------------------------                     ------------------------------
CUSIP No. 875386104                  13D          Page 21 of 25 Pages
-----------------------------                     ------------------------------

                                          THE TANDYCRAFTS FULL VALUE COMMITTEE


                                          /s/ Warren Lichtenstein
                                          --------------------------------------
                                          By: Warren Lichtenstein


                                          WARREN G. LICHTENSTEIN


                                          /s/ Warren G. Lichtenstein
                                          --------------------------------------


                                          NEWCASTLE PARTNERS, L.P.


                                          /s/ Mark E. Schwarz
                                          --------------------------------------
                                          By: Mark E. Schwarz


                                          MARK E. SCHWARZ


                                          /s/ Mark E. Schwarz
                                          --------------------------------------


                                          STEVEN WOLOSKY


                                          /s/ Steven Wolosky
                                          --------------------------------------


                                          JAMES R. HENDERSON


                                          /s/ James R. Henderson
                                          --------------------------------------


                                          GLEN KASSAN


                                          /s/ Glen Kassan
                                          --------------------------------------

-----------------------------                     ------------------------------
CUSIP No. 875386104                  13D          Page 22 of 25 Pages
-----------------------------                     ------------------------------

                                          HAROLD SMITH


                                          /s/ Harold Smith
                                          --------------------------------------

-----------------------------                     ------------------------------
CUSIP No. 875386104                  13D          Page 23 of 25 Pages
-----------------------------                     ------------------------------

                                   SCHEDULE 1


Michael Walsh
James Allen
Leo Taylor
Russell Price
Phillip Greene

-----------------------------                     ------------------------------
CUSIP No. 875386104                  13D          Page 24 of 25 Pages
-----------------------------                     ------------------------------

Press Release

SOURCE: Tandycrafts, Inc.

TANDYCRAFTS REACHES SETTLEMENT AGREEMENT WITH SHAREHOLDERS GROUP

FORT WORTH, Texas, Nov. 22 -- Tandycrafts, Inc. (NYSE: TAC - news) announced today that it has entered into a settlement agreement with the Tandycrafts Full Value Committee, New York City-based Steel Partners II, L.P. and Newcastle Partners, L.P.

The Fort Worth, Texas-based wall decor and home furnishings company said the settlement calls for a six month standstill agreement in which the Tandycrafts Full Value Committee agreed to terminate its pending proxy contest and consent solicitation in exchange for Board representation. In addition, all parties have agreed to dismiss their respective lawsuits.

Under terms of the agreement, Tandycrafts will grant the Tandycrafts Full Value Committee three seats on its six-seat board. The new board will consist of incumbent directors Michael Walsh, Sheldon Stein and Colon Washburn and three new representatives from the Tandycrafts Full Value Committee; Warren Lichtenstein, Mark Schwarz and Glen Kassan. Current Tandycrafts directors Earl Cox and Jack Kahl will no longer serve on the board of directors, but will sit on a newly formed advisory board.

"We are glad to have reached some middle ground with Steel Partners and Newcastle Partners so we can get back to business at Tandycrafts," said Michael Walsh, chairman and chief executive officer of Tandycrafts. "We have made considerable investment and progress in our core frames and home furnishings business and are beginning to see the benefits of these efforts. We look forward to continuing our pace and maximizing the value of Tandycrafts for all shareholders." Warren Lichtenstein of Steel Partners added: "The standstill agreement should facilitate our efforts to assist management in enhancing shareholder value. At the end of the six month standstill period, the Company has committed to retain a nationally recognized investment banking firm to explore all strategic alternatives."

Tandycrafts announced that it has set its record date for December 11, 2000 and has scheduled its annual meeting to be held on or around January 17, 2001. Tandycrafts also announced that it expects to file its annual report on Form 10-K in approximately early December. The Company said its annual meeting and proxy filing were delayed while it sought to amend its credit terms with its banks and find replacement and additional financing. Tandycrafts announced last month that it has reached agreement with its senior lenders to amend the Company's revolving credit facility and is continuing discussions with other parties to secure additional capital to fund long-term growth.

Walsh continued: "While we have an amended credit facility in place, we will continue to negotiate with other potential financing sources to provide financing and capital to Tandycrafts."

Tandycrafts, Inc. (www.tandycrafts.com) is a leading maker and marketer of consumer products, including frames and wall decor sold under the Pinnacle Art & Frame brand and home furnishings sold through its Cargo Furniture subsidiary. The Company's products are sold nationwide through wholesale distribution channels, including mass merchandisers and specialty retailers, and direct-to-consumer channels through the Company's retail stores, mail order and the Internet.

Statements in this news release which are not purely historical facts are forward looking statements, including statements containing the words "believe", "estimate", "project", "expect" or similar expressions. These statements are made pursuant to the safe harbor provisions of Section 21E of the

-----------------------------                     ------------------------------
CUSIP No. 875386104                  13D          Page 25 of 25 Pages
-----------------------------                     ------------------------------

Securities Exchange Act of 1934, as amended. All forward looking statements are based upon information available to Tandycrafts on the date of this release. Any forward looking statement inherently involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products in the marketplace, successful implementation of its strategic plan, the extension or refinancing of its existing bank facility and the restrictions any such extension or refinancing could place on the Company, the ability to obtain new financing from other financing sources, the ability to generate positive cash flow from operations and asset sales, competitive factors, dependence upon third-party vendors, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release. Readers are cautioned not to place undue reliance on forward looking statements.